

Mail Stop 3561

December 23, 2009

Walker Boyd, Group Finance Director
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

> **Re: Signet Jewelers Limited**
> **Form 20-F for Fiscal Year Ended January 31, 2009**
> **Filed April 1, 2009**
> **File No. 001-32349**

Dear Mr. Boyd:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure of the following non-GAAP measures in Items 1 through 5 of Form 20-F:

    a. Net debt to shareholders equity ("Gearing"), excluding goodwill (disclosed on pages 5, 54, and 57);
    b. Return on capital employed ("ROCE"), excluding goodwill (disclosed on page 5);

    c. Fixed charge cover and amended fixed charge cover (disclosed on pages 5 and 54);

    d. Decrease in net debt excluding exchange adjustments and issue or purchase of common shares (disclosed on page 57);

    e. Net debt to earnings before interest, taxes, depreciation and amortization (disclosed on page 54);

    f. Sales, operating income, operating income margin, pretax income, net income, and earnings per share adjusted for the individual and/or combined impact of exchange rate changes, goodwill impairment and relisting costs (disclosed on various pages throughout Item 5.A.).

In future filings, each time a non-GAAP measure is presented, please clearly identify the measure as a non-GAAP measure. Also disclose the following with respect to each non-GAAP measure presented: 1) the reasons why you believe the presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations; and 2) the additional purposes, if any, for which you use the non-GAAP measures. Refer to Item 10(e)(1)(i)(C)-(D) of Regulation S-K. Such disclosures should be repeated or cross-referenced each time the non-GAAP measure is presented. If you believe these disclosures are not required, please provide us support for your position.

2. Further to the preceding comment regarding non-GAAP measures, we also note your disclosure of "cash flows provided by operations" and "free cash inflow" in your discussion of liquidity and capital resources under Item 5.B. Please tell us how your disclosure of "cash flows provided by operations," as computed and as titled, is consistent with the provisions of Item 10(e)(1)(ii)(A) – (E) of Regulation S-K. Additionally, in future filings, please clearly identify each of these measures as non-GAAP measures of liquidity and provide all of the disclosures required by Item 10(e)(1)(i)(A) – (D) of Regulation S-K. Please also consider whether cautionary disclosure regarding the material limitations of these measures should be provided.

Item 4. Information on the Company, page 12

US Credit Operations, page 26

3. Please disclose under your credit portfolio statistics on page 28 the factors the company analyzes to determine bad debt.

Item 5. Operating and Financial Review and Prospects, page 40

F. Contractual Obligations, page 62

4. Please disclose in a note to the table of contractual obligations whether operating lease obligations include common area maintenance, utility and tax payments to which you are obligated. Please also provide a context for the reader to understand the impact of such

costs on your total operating lease obligations. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Legal Proceedings, page 91

5. Please disclose the date the proceedings commenced, and briefly describe the factual basis alleged to underlie the class action proceeding.

Item 10. Additional Information, page 93

C. Material Contracts, page 98

6. In future filings, please define and briefly describe CREST.

Item 18. Financial Statements, page 114

Consolidated Statements of Cash Flows, page 118

7. Please help us understand what the line item captioned "Effect of exchange rate changes on currency swaps" represents, and also explain how your presentation of this amount complies with SFAS 95. Additionally, clarify your accounting for the these currency swaps under SFAS 133, and tell us the related impacts on your consolidated statements of income and consolidated statements of other comprehensive income, as applicable.

Notes to the Financial Statements, page 121

Note 1. Principal accounting policies, page 121

(d) Revenue Recognition, page 122

8. Please disclose your policy with respect to sales on consignment, if material.

(m) In-house credit programs, page 125

9. Please disclose, either here or under Item 5. Operating and Financial Review and Prospects, information similar to that provided in Example 1 to SAB Topic 8:B regarding your credit card operations.

Note 20. Common shares, deferred shares, treasury shares and reserves, page 148
Other reserves, page 149

10. We note your disclosure that restrictions on the distribution of a portion of your special reserve were lifted following a fiscal 2009 ruling by the High Court of Justice in England and Wales. Please explain to us why this ruling had no impact on the other reserves balance within shareholders' equity.

Note 22. Share options, page 151
Long Term Incentive Plans, page 151

11. Based on your disclosure in the first full paragraph on page 152, we assume you treat awards under your long term incentive plans as liability awards. We also understand, based on your accounting policy disclosures on page 128, that liability classification is required for certain of your share based payments due to a vesting condition that is related to the retail price index. Please revise the disclosures regarding your long term incentive plans to clarify all substantive conditions associated to the awards. In particular, if awards under the long term incentive plans include a retail price index condition, this should be disclosed. If awards under the long term incentive plans have a different feature which requires liability classification of the awards, this feature should be described and your accounting policy disclosure should be revised to address your accounting for awards with this type of feature. Show us how the revised disclosures will read in future filings. Refer to paragraphs A240(a) and (f) of SFAS 123R.

Exhibit 15.1 – Consent of Independent Registered Public Accounting Firm

12. The auditors' consent to the incorporation by reference is for only registration statement on Form S-8 (File No. 333-153435). However, it appears that there you have other effective Forms S-8 for which an auditors' consent may be required. Please advise.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director